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Individual Horse Past Performances - Lifetime: Max Player

Max Player

Own: Hall George E. and SportBLX Thoroughb

Dk. b or b. c. 4 (Apr)
Sire: Honor Code (A.P. Indy) $20,000
Dam: Fools in Love (Not For Love)
Br: K & G Stables (Ky)
Tr: Asmussen Steven M

Life	**10**	**3**	**1**	**2**	**$717,500**	**101**
2021	**3**	**1**	**0**	**0**	**$222,500**	**101**
2020	**5**	**1**	**0**	**2**	**$459,000**	**99**

D.Fst	**8**	**1**	**1**	**2**	**$470,500**	**99**
Wet(363)	**2**	**2**	**0**	**0**	**$247,000**	**101**
Synth	**0**	**0**	**0**	**0**	**$0**	**–**
Turf(270)	**0**	**0**	**0**	**0**	**$0**	**–**

3Jly21-10Bel	sly^{S}	1¼	Ⓢ	$47^{3}\ 1{:}11^{3}\ 1{:}35^{4}\ 2{:}01^{4}$	4↑ Suburbn-G2	**101**	5/6	2^{2}	2^{1}	3^{1}	$2^{\frac{1}{2}}$	1^{nk}	Santana R Jr	120b	11.80	88–21	Max Player120^{nk} Mystic Guide$124^{2\frac{1}{2}}$ Happy Saver124^{nk}	4w 1/4, up 1/16, game
14May21-12Pim	fst	1$\frac{3}{16}$		$47^{3}\ 1{:}11^{2}\ 1{:}35^{3}\ 1{:}54^{1}$	3↑ PimSpcl-G3	**88**	5/10	9^{6}	$8^{7\frac{3}{4}}$	$7^{6\frac{1}{2}}$	6^{10}	6^{8}	Santana R Jr	122b	6.80	87–08	Last Judgment$122^{1\frac{3}{4}}$ Modernist122^{nk} Fearless$124^{4\frac{1}{4}}$	4wd,mild mv,flttnd
20Feb21♦K. Abdulaziz (KSA)	ft	*1⅛	LH	$1{:}49^{2}$	4↑ Saudi Cup-G1 Stk 20000000						14	11^{24}	Barzalona M	126	-		Mishriff126^{1} Charlatan$126^{6\frac{1}{2}}$ Great Scot126^{1}	*No threat*
Timeform Rating: 85																		
3Oct20-11Pim	fst	1$\frac{3}{16}$		$47^{3}\ 1{:}11^{1}\ 1{:}34^{3}\ 1{:}53^{1}$	Preaknes-G1	**90**	8/11	9^{8}	$10^{7\frac{3}{4}}$	$10^{5\frac{3}{4}}$	6^{12}	$5^{11\frac{1}{4}}$	Lopez P	**L**126b	11.50	94 -	Swiss Skydiver123^{nk} Authentic$126^{9\frac{3}{4}}$ Jesus' Team126^{hd}	In tight st,angl,tryng
5Sep20-14CD	fst	1¼		$46^{2}\ 1{:}10^{1}\ 1{:}35\ 2{:}00^{3}$	KyDerby-G1	**95**	1/15	12^{11}	13^{12}	$11^{8\frac{1}{2}}$	$10^{9\frac{1}{2}}$	5^{7}	Santana R Jr	**L**126b	19.60	104–02	Authentic$126^{1\frac{1}{4}}$ Tiz the Law126^{2} Mr. Big News$126^{1\frac{3}{4}}$	5w between, churned
Previously trained by Rice Linda 2020 (as of 8/8): (256 43 39 45 0.17)																		
8Aug20-11Sar	fst	1¼		$48^{1}\ 1{:}11^{4}\ 1{:}36^{2}\ 2{:}00^{4}$	Travers-G1	**99**	3/7	$6^{3\frac{3}{4}}$	6^{6}	$5^{3\frac{1}{2}}$	$5^{8\frac{1}{2}}$	$3^{7\frac{1}{2}}$	Rosario J	**L**126b	11.40	93–08	Tiz the Law$126^{5\frac{1}{2}}$ Caracaro126^{2} Max Player126^{2}	4w upper, mild bid
20Jun20-10Bel	fst	1⅛		$46\ 1{:}09^{4}\ 1{:}34^{2}\ 1{:}46^{2}$	Belmont-G1	**92**	3/10	9^{10}	$9^{6\frac{1}{4}}$	8^{7}	$5^{6\frac{1}{2}}$	$3^{5\frac{1}{4}}$	Rosario J	**L**126b	14.20	96 -	Tiz the Law$126^{3\frac{3}{4}}$ Dr Post$126^{1\frac{1}{2}}$ Max Player$126^{2\frac{1}{2}}$	2w turn,fan 7w upper
1Feb20-8Aqu	fst	1⅛	**C**	$49\ 1{:}13^{4}\ 1{:}40^{1}\ 1{:}53^{4}$	Withers-G3	**86**	3/8	$6^{3\frac{1}{4}}$	$5^{1\frac{3}{4}}$	6^{3}	$3^{\frac{1}{2}}$	$1^{3\frac{1}{4}}$	Davis D	**L**118b	5.40	78–25	Max Player$118^{3\frac{1}{4}}$ Shotski$123^{\frac{1}{2}}$ Portos$118^{\frac{1}{2}}$	5-4w pursuit, edged cl
17Dec19-3Prx	sly^{S}	1		$24^{1}\ {:}48^{4}\ 1{:}14^{4}\ 1{:}40^{4}$	Md Sp Wt 48k	**72**	3/6	5^{3}	5^{3}	2^{hd}	1^{1}	$1^{4\frac{1}{4}}$	Rodriguez A R	**L**119b	*1.00	75–30	MaxPlyer$119^{4\frac{1}{4}}$ IrishCork$119^{5\frac{3}{4}}$ ViolentTurbulence$119^{5\frac{1}{2}}$	4w bid turn, drew clr
12Nov19-5Prx	fst	1		$24\ {:}49^{3}\ 1{:}15^{4}\ 1{:}43^{2}$	Md Sp Wt 45k	**68**	7/7	$6^{8\frac{1}{2}}$	6^{11}	4^{7}	$2^{3\frac{1}{2}}$	$2^{\frac{1}{2}}$	Rodriguez A R	**L**119	5.50	61–43	Ashraq$119^{\frac{1}{2}}$ Max Player$119^{4\frac{1}{2}}$ Violent Turbulence119^{6}	Finished well

WORKS: Jun27 **Bel tr.t 4f fst :50 B** *61/102* ●Jun20 **Bel tr.t 5f fst 1:00^{1} B** *1/10* Jun13 **Bel tr.t 5f fst 1:01^{1} B** *7/16* Jun6 **Bel tr.t 5f fst 1:01^{1} B** *8/27* May24 **Bel tr.t 4f fst :51^{2} B** *22/27* May9 **CD 4f fst :50 Bg** *15/25*